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[PICTURE]

                                                                     2002 ANNUAL
                                                                          REPORT

[LOGO] KOSS CORPORATION
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Dear Stockholder,

We are pleased to announce results for the fiscal year ending June 30, 2002.

Sales for the Fourth Quarter were $9,665,170 compared to $10,186,107 for the same period one year ago a decrease of 5%. Net income for the Quarter decreased by 5% to $1,618,430 compared to $1,692,877 in 2001. Diluted earnings per share were $0.42 in 2002 compared to $0.40 in the same quarter during 2001-an increase of 5%.

Net sales for the twelve months were $36,571,303 compared to $38,609,335 for the same period one year ago, a decrease of 5%. Net income for the twelve months was $5,041,343. Diluted earnings per share for the twelve months were $1.28 compared to $1.28 in the same period during 2001.

What began as an extremely difficult year has come through with a solid finish. The company is continuing to monitor sales at the nation's largest retailers and remains confident in consumer spending. We have suffered throughout the year with many of our largest accounts that have either formally restructured their business or marginally reallocated their inventory purchases or model offerings to lower priced units in response to concerns in the economy.

In October, we took a very hard look at expenses and future sales and made several adjustments to our plan to prepare for a deepening recession. With all that has taken place on the world stage these past twelve months and the uncertainty that has prevailed upon the U.S. economy, I am particularly proud of the Koss team for their execution of the revised plan.

The Kmart bankruptcy in particular was a major disappointment to the Company during the fiscal year. Kmart's bankruptcy represented approximately 65% of the setback that the Company experienced in net income for the year. Nevertheless, we are confident in Kmart's current performance and restructure and believe that our continued commitment to their success will strengthen our relationship for many years to come.

Our European business reported the strongest finish in three years and the Company regards its export business as a bright spot for the coming year. The weakening U.S. dollar may actually help us this year since our export pricing is based exclusively in U.S. dollars to link with our costs which are denominated identically.

During the First Quarter of this fiscal year Koss paid a $0.25 dividend to shareholders of record on September 30, 2001. This was the first time since 1984 that the Company paid a dividend. The Company split it's stock on November 5, 2002, and declared a quarterly dividend for each of the remaining quarters.

On July 29, 2002, the Company announced it would increase its quarterly cash dividend to 13 cents per share-an increase of 8%-on October 15, 2002 to shareholders of record on September 30, 2002. While the Company anticipates the ability to pay a quarterly dividend in the future, investors should be cautious not to expect this to automatically continue or to see any annual increase in the quarterly rates in the foreseeable future.

We would like to take this opportunity to thank our customers, suppliers, stockholders as well as the entire Koss team for their dedication to the current and future success of Koss Corporation.


         /s/ John C. Koss                    /s/ Michael J. Koss
         -------------------                 ----------------------
         John C. Koss                        Michael J. Koss
         Chairman                            President and CEO
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[PICTURE]


                       KOSS CORPORATION AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                   (AUDITED)

                                     Three Months                  Twelve Months
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Period Ended June 30              2002           2001            2002          2001
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
Net sales                      $9,665,170    $10,186,107     $36,571,303   $38,009,335
Cost of goods sold              5,886,050      6,060,475      21,996,819    23,037,127
--------------------------------------------------------------------------------------
Gross profit                    3,779,120      4,125,632      14,574,484    15,572,208
Selling, general and
  administrative expense        1,461,654      1,604,499       7,267,429     7,446,119
--------------------------------------------------------------------------------------
Income from operations          2,317,466      2,521,133       7,307,055     8,126,089
Other income (expense)
  Royalty income                  393,492        220,057         964,297     1,010,026
  Interest income                   7,424          4,576          30,445        85,423
  Interest expense                 (8,687)          (986)       (100,454)      (15,465)
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Income before income taxes      2,709,695      2,744,780       8,201,343     9,206,073
Provisions for income taxes     1,096,265      1,051,903       3,160,000     3,518,552
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  Net income                   $1,613,430    $ 1,692,877     $ 5,041,343   $ 5,687,521
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Earnings per common share:
  Basic                             $0.44          $0.43           $1.36         $1.35
  Diluted                           $0.42          $0.40           $1.28         $1.28
======================================================================================
Dividends per common share          $0.12           None          $0.485          None
======================================================================================

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                          CONSOLIDATED BALANCE SHEETS


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As of June 30,                                                                          2002                         2001
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
ASSETS
Current Assets:
  Cash                                                                              $ 1,052,364                  $   181,678
  Accounts receivable, less allowances of
    $801,055 and $301,252, respectively                                               8,371,187                    8,247,045
  Inventories                                                                         6,380,212                    8,496,010
  Prepaid expenses                                                                      600,928                      593,961
  Income taxes receivable                                                                    --                      480,322
  Deferred income taxes                                                                 714,973                      340,973
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    Total current assets                                                             17,119,664                   18,339,989
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Equipment and Leasehold Improvements, at cost:
  Leasehold improvements                                                              1,104,954                    1,031,574
  Machinery, equipment, furniture, and fixtures                                       5,152,552                    5,012,089
  Tools, dies, molds, and patterns                                                    9,513,252                    9,062,776
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                                                                                     15,770,758                   15,106,439
  Less--accumulated depreciation                                                     13,992,703                   13,415,811
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                                                                                      1,778,055                    1,690,628
Deferred Income Taxes                                                                   512,135                      557,135
Other Assets                                                                            916,280                      908,576
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                                                                                    $20,326,134                  $21,496,328
============================================================================================================================
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Accounts payable                                                                  $ 1,854,316                  $ 2,062,476
  Accrued liabilities                                                                 1,587,551                    1,551,679
  Dividends payable                                                                     440,466                           --
  Income taxes payable                                                                  506,102                           --
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    Total current liabilities                                                         4,388,435                    3,614,155
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Contingently Redeemable Equity Interest                                               1,490,000                    1,490,000
Deferred Compensation                                                                   737,599                    1,015,390
Other Liabilities                                                                       437,354                      437,354
Commitments and Contingencies
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Stockholders' Investment:
  Common stock, $0.005 par value,
    authorized 8,500,000 shares;
    issued and outstanding 3,911,756
    and 3,886,756 shares, respectively                                                   19,559                       19,434
  Contingently redeemable common stock                                               (1,490,000)                  (1,490,000)
  Undistributed retained earnings                                                    14,743,187                   16,409,995
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Total stockholders' investment                                                       13,272,746                   14,939,429
                                                                                    $20,326,134                  $21,496,328
============================================================================================================================


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                             MANAGEMENT INFORMATION

OFFICERS AND SENIOR MANAGEMENT
John C. Koss
Chairman of the Board

Michael J. Koss
Vice Chairman
President
Chief Executive Officer
Chief Operating Officer
Chief Financial Officer

John C. Koss, Jr.
Vice President Sales

Sujata Sachdeva
Vice President Finance/Secretary

Jill McCurdy
Vice President Product Development

Lenore Lillie
Vice President Operations

Cheryl Mike
Vice President Human Resources/
Customer Relations

Declan Hanley
Vice President International Sales

      ANNUAL MEETING

October 17, 2002
9:00 am
Hilton - Milwaukee River Hotel
4700 N. Port Washington Avenue
Milwaukee, WI 53212

   INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

      DIRECTORS

John C. Koss
Chairman of the Board
Koss Corporation

Thomas L. Doerr
President
Doerr Corporation

Victor L. Hunter
President
Hunter Business Group, LLC

Michael J. Koss
Vice Chairman, President,
C.E.O., C.O.O., C.F.O.
Koss Corporation

Lawrence S. Mattson
Retired President
Oster Company

Martin F. Stein
Chairman
Eyecare One Inc.

John J. Stollenwerk
President
Allen Edmonds Shoe Corporation

    TRANSFER AGENT

Questions regarding change of address,
stock transfer, lost certificate, or
information on a particular account should be directed in writing to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

16800 West Greenfield Avenue
Brookfield, WI 53005
Ms. Barbara Bahr
Shareholders Toll-free 1-800-937-5449

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                            [KOSS CORPORATION LOGO]

4129 N. Port Washington Avenue . Milwaukee, Wisconsin 53212-1052 . 414-964-5000

                                  www.koss.com